November 12, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Robert S. Littlepage, Accountant Branch Chief
Robert Shapiro, Staff Accountant

Re: Equinix, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

File No. 000-31293

Filed February 28, 2014

Gentlemen:

On behalf of Equinix, Inc. (“Equinix” or the “Company”), this letter responds to the comments set forth in your letter dated October 27, 2014. For your convenience, we have repeated the comments in your letter and some of our initial replies to your previous letters.

Form 10-K for the Year Ended December 31, 2013

Note 2. Change in Accounting Principle and Revision of Previously Issued Financial Statements

Revision of Previously-Issued Financial Statements

We note your responses filed on August 21, 2014 and October 8, 2014. We continue to question your evaluation of the deficiencies in ICFR and your determination that it was not reasonably possible that a material misstatement of your financial statements would not be prevented or detected on a timely basis as a result of certain control deficiencies. In this regard, please address the following:

1. Tell us how you considered the various errors identified at your corporate location and across multiple geographic regions, some of which were the result of control deficiencies, including significant deficiencies, in different components of the COSO framework, in evaluating the effectiveness of the control environment component of COSO, especially as it relates to the factor regarding competence (i.e. knowledge, skills, training, and experience of the relevant employees).

RESPONSE TO COMMENT 1:

To evaluate the significance of the identified deficiencies, the Company first considered the actual errors as well as the potential misstatements in light of the Company’s materiality. The Company also evaluated the identified deficiencies in the aggregate, considering geography, time period, individuals responsible for executing the controls and whether the deficiencies were remediated at the end of FY 2013. Once the Company concluded that these deficiencies, both individually and in the aggregate, did not rise to the level of a material weakness, the Company evaluated the deficiencies to determine whether there was a separate or more pervasive deficiency in any of the other components of COSO. The Company concluded that the impact of these deficiencies was not pervasive on any of the other components of COSO and that there was not a material weakness related to the Company’s control environment, including the competency of its employees. For details of our analysis in aggregating the impact of the design deficiencies on the risk assessment component of COSO, and the operating effectiveness deficiencies on the monitoring component of COSO, see our response dated October 8, 2014.

The Company has also concluded that the embedded derivative deficiency is a significant deficiency in the risk assessment component of COSO and the other significant deficiencies (related to non-recurring installation fees and the aggregation of control deficiencies in one of the Company’s subsidiaries) and control deficiencies discussed in our October 8, 2014 letter are deficiencies in the control activities component of COSO. The Company acknowledges that the mapping of the embedded derivative and the non-recurring installation fees deficiencies to the appropriate COSO component has changed from its October 8, 2014 response. The basis of the change in the embedded derivatives is discussed in response to comment number 2 and the non-recurring installation fees is discussed below.

In summary, the Company has identified one significant deficiency in the risk assessment component of COSO, two significant deficiencies in the control activities component of COSO, and the remaining deficiencies discussed are control deficiencies in the control activities component of COSO. The relevant timeline regarding the identification and remediation of these deficiencies is as follows:

a.	The significant deficiency related to embedded derivatives was identified in FY 2012 and remediated in early FY 2013.

b.	The significant deficiency related to non-recurring installation fees was identified in FY 2013 and remediated as of year-end FY 2013.

c.	The significant deficiency related to the aggregation of deficiencies in one of the Companies subsidiaries was identified in late 2013 and remains unremediated.

d.	The other control deficiencies discussed have been remediated prior to or as of year-end FY 2013.

The Company has concluded that the root cause of the significant deficiency in non-recurring installation fees resulted from the approach it took to assess the appropriateness of the amortization period. The Company initially identified this as a deficiency in the risk assessment component of COSO. However, at the same time, the Company also indicated that its initial approach and the deployment of the resources responsible for this area was based on the Company’s risk assessment of deferred non-recurring installation fees by considering the materiality of the balances and patterns observed in customer installation periods. The Company had made an assessment that it would require a significant change in the deferral period for the impact on the Company’s financial statements to be material. In connection with the growth in the Company’s business, the Company re-assessed the risk in this area in FY 2013. At the same time the Company added a resource whose responsibilities included, among other things, assisting in extracting and analyzing the operational data. As a result, the Company redesigned the process and controls in this area. The immaterial error was identified as a result of these enhanced processes. As a result of this analysis, and after further consideration of these facts, the Company concluded that this significant deficiency is more appropriately related to the control activities component of COSO, as opposed to the risk assessment component of COSO. The risk assessment process in this area was determined to be effective as the Company added a resource for the area it had been monitoring and implemented new and enhanced controls before the error became material.

As it relates to the assessment of the Company’s control environment component of COSO, the Company is continuously evaluating its resource levels and the related skillsets and experience to determine if the control environment is keeping pace with the growth of the Company and the incremental complexity of the business. As a result, in the last few years, the Company established shared services centers in the Europe, Middle East and Africa (“EMEA”) and the Asia-Pacific (“APAC”) regions to centralize the finance functions and controls and has added resources to address specific risks, such as in the area of the non-recurring installation fees analysis referred to above. Further, the Company’s Corporate Controllers Group grew from seven individuals (including three CPAs) to seventeen individuals (including eleven CPAs, one CISA and one CIA) between FY 2010 and FY 2013 and its Corporate Tax Department added resources to address its new European tax structure and in preparation to convert to a Real Estate Investment Trust (REIT) in FY 2015. All of its active CPAs undergo Continuing Professional Education (CPE).

In considering the various errors and deficiencies identified, the Company evaluated whether it maintained an effective control environment especially as it relates to competence. In making this assessment, the Company considered the following:

•	As discussed above, the Company continuously monitors its resources to determine that the staffing of the relevant departments is keeping pace with the growth of the Company and the incremental complexity that such growth presents.

•	The Company has training programs in place including validating that all the active CPAs in the Company take the required CPE.

•	The following were examples of the Company’s effective monitoring and risk assessment of its resources and risks:

•	As it relates to the significant deficiency resulting from the aggregation of deficiencies in one of the Company’s subsidiaries, as set forth in our letter dated October 8, 2014, the Company was monitoring this employee’s performance as a part of the normal employee performance evaluation process before the issues were known and terminated his services before the errors became material.

•	As it relates to the non-recurring installation fees, the Company detected the significant deficiency by re-assessing the risk with the growth in the business before the error became material. An additional resource with the relevant skill-set was hired and assigned to analyze the available operational data in this area to make the Company’s estimate more precise.

•	The Company’s personnel identified each of the errors before the actual and potential misstatement became material.

•	The significant deficiency related to non-recurring installation fees was a result of not considering and analyzing operational data based upon the historical risk assessment and did not result from a lack of resources with the appropriate accounting knowledge at the Company. Therefore, this deficiency was not reflective of a broader resource issue, whereby the Company did not have sufficient resources with the required accounting knowledge, skills and competence. Please refer to additional details in discussion above and in response to comment number 2.

•	In the case of the significant deficiency related to embedded derivatives, the Company concluded it was a deficiency in its risk assessment process. The Company concluded that it had the appropriate resources with the requisite skills in the regional and corporate accounting teams to assess transactions pertaining to those locations. Please refer to additional details in response to comment number 2.

Therefore, as a result of the above factors, the Company has concluded there is not a separate deficiency related to the control environment component of COSO, including the knowledge, skills, training and experience of the relevant employees of the Company.

2. For significant deficiencies you identified in the risk assessment, monitoring, and information and communication components, tell us why the severity of each is limited to the specific, individual process-level errors you describe in your response and how you determined that the reasonably possible potential error for each is limited to the various errors identified. For example, how was it determined that the significant deficiency in the risk assessment component related to “not having the appropriate resources” is limited to only being manifested through an immaterial error in a specific type of revenue transaction?

RESPONSE TO COMMENT 2:

As referenced in response to comment number 1 above, the Company concluded there was a significant deficiency in the risk assessment component of COSO (related to embedded derivatives) and two significant deficiencies (related to non-recurring installation fees and aggregation of deficiencies in one of the Company’s subsidiaries) in the control activities component of COSO. As a result of its assessment, discussed in more detail below, the Company concluded that the impact of these significant deficiencies was not pervasive and were limited to the processes identified.

Foreign currency embedded derivatives

In its evaluation of whether the embedded derivative deficiency should have been identified in the risk assessment component of COSO, the Company considered the complexity of the topic. The deficiency did not result from an improper review of the terms in the Company’s revenue contracts as indicated in the October 8, 2014 response. The Company has controls in place that require any deviations from non-standard agreements in clauses that could impact revenue recognition to be reviewed. These controls were identified to be effective.

The deficiency arose as the accounting implications of the billing currency were not appropriately considered. Billing currency terms are not typically included in the Company’s contracts (which continue to remain straightforward with very few instances of unusual terms). These are separately communicated by the customer. The Company expects that billings to a customer would be in the local or functional currency of the subsidiary. Therefore, the Company did not assess the risk of a material misstatement from these transactions to be high. To avoid the risk of volatility in foreign currency fluctuations, the Company prefers to invoice its customers in its respective functional currency, which is generally the local currency in each country. For these reasons, the Company did not implement controls related to billings in a currency other than the functional currency. As detailed in our October 8, 2014 response, it was concluded that the potential misstatement was not material.

The Company has, therefore, concluded that this deficiency pertained to the Company’s risk assessment process. The Company has assessed the possibility that other highly technical accounting matters could exist within the Company’s regions that would not be communicated to the corporate accounting team for evaluation on a timely basis or that corporate accounting team would not have identified the appropriate risks. In making this assessment, the Company considered that the accounting issues addressed by the regions, including those involving revenues, are generally not complex. The corporate accounting team provides the regions with instructions to prepare their financial information and their financial reporting packages, which includes the requirement to communicate all non-routine transactions. These matters generally include identification by the local teams of the transactions or potential transactions entered into related to leases, other contracts entered into in the regions, income tax related matters and non-controlling interests. These identified matters are then reviewed by the corporate accounting team for appropriate accounting treatment. The regions are only responsible for providing data support, booking the entries in the general ledger system and transaction processing on an ongoing basis after the appropriate accounting is determined by the corporate accounting team. This is usually seen in the case of lease agreements where every new lease agreement is communicated to the corporate accounting team, who then reviews the related accounting implications including having property valuations prepared. The regional accounting teams support the corporate accounting team with the data required for the valuation analysis. However, the accounting conclusions are finalized by the corporate accounting team, then communicated to the regional team, who are responsible for recording the appropriate accounting entries.

The Company did not identify any exceptions to the accounting conclusions related to any of these areas, nor were there any other potential transactions identified that were not appropriately communicated in the reporting packages submitted to the corporate accounting team. Therefore, the Company has concluded that the impact of the risk assessment deficiency is limited to the embedded derivative issue. The Company has enhanced its controls by implementing additional controls related to embedded derivatives and the deficiency, identified in FY 2012, was remediated during FY 2013.

Non-recurring installation fees

The significant deficiency in non-recurring installation fees was a deficiency in the Company’s control activities component of COSO and not the monitoring or risk assessment components of COSO. This deficiency in the Company’s control activities arose due to the Company’s earlier approach which was to assess the appropriateness of the amortization periods, which focused on reviewing certain data points instead of analyzing the more precise operational data. This immaterial error was identified as a result of the Company re-assessing the risk. As discussed above, in connection with the growth in the Company’s business, the Company re-assessed the risk in this area in FY 2013. At the same time the Company added a resource whose responsibilities among other things included assisting in extracting and analyzing the operational data. As a result, the

Company redesigned the process and controls in this area. The operational information obtained and used in the calculation from the non-financial system is only used in determining the deferral period for installation revenues. There were no other control deficiencies identified in areas utilizing data from non-financial systems. This deficiency was remediated as of the end of FY 2013 by the introduction of an enhanced control. Therefore, in connection with this process it was determined that the Company’s risk assessment and monitoring processes were operating effectively, as the Company timely identified the risk in this area as a result of its monitoring and took the necessary steps to address this risk. However, the control activities related to utilizing the appropriate data for this assessment had a deficiency. For the reasons discussed in the Company’s earlier response dated October 8, 2014, the Company had assessed that the possibility of a material misstatement in this area was not reasonably possible.

Significant deficiency resulting from aggregation of deficiencies in one of the Company’s subsidiaries

Prior to the identification of the respective deficiencies that aggregate to a significant deficiency, the Company had been monitoring the performance of the said employee as part of its overall performance evaluation process, which resulted in this individual’s termination. The Company had assessed the risk of potential material misstatement, considering this employee’s financial reporting responsibilities, and assessed the risk of material misstatement not to be reasonably possible. The actual errors and the potential misstatement identified as a result of these performance issues were not material. In assessing the potential misstatement due to this deficiency, the Company considered that the financial responsibilities of the individual were limited to assessing collectability of receivables and working on customer-specific areas like rebates. The Company detected the errors and deficiencies and terminated the individual before the errors became material. Hence, the Company concluded that this deficiency was not pervasive and determined it to be a significant deficiency in control activities.

As a result of the above assessments, the Company concluded that the significant deficiencies identified above were limited to the specific, individual process-level errors, and did not represent a broader issue with the Company’s internal control over financial reporting, including related to its resources. Therefore, the Company evaluated the impact of the deficiencies on the control environment of COSO, regardless of their identification to a specific COSO component, and concluded that these changes in the COSO component identification of these deficiencies did not change any of its initial evaluations or conclusions.

3. Tell us how you concluded that the significant deficiency resulting in the embedded derivative error is appropriately classified within the information and communication component, as opposed to the failure to identify the relevant clauses in the contracts resulting from, for example, a lack of appropriate employee technical skills (control environment), an improper risk assessment of the types of activities that could lead to embedded derivatives, or the ineffective monitoring of the regional accounting team by the corporate accounting team.

RESPONSE TO COMMENT 3:

Refer to comment number 2 for the Company’s detailed response.

Overall conclusion

The Company concluded that the design and operating deficiencies raised in Note 2 of the Company’s Form 10-K for the year FY 2013 originated in prior years and all but one of the deficiencies were remediated by the end of FY 2013. The Company also concluded that the risk assessment, information and communication, monitoring, and overall control environment components of the COSO framework were not adversely impacted for the year ended December 31, 2013.

Based on such analysis performed, the Company concluded that it maintained, in all material respects, effective ICFR as of December 31, 2013 based on criteria established in Internal Control – Integrated Framework issued by COSO.

In addition, we acknowledge that:

•	Equinix is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Equinix may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact me at (650) 598-6256.

Very truly yours,

/s/ Keith Taylor
Keith Taylor
Chief Financial Officer

cc:	Stephen M. Smith

Brandi Galvin Morandi